UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                               AF FINANCIAL GROUP
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    001046101
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                                 (CUSIP Number)

                                December 12, 2007
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             (Date of Event Which Requires Filing of this Statement)



Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  001046101
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1.    Names of Reporting Persons.   Tyndall Capital Partners, L.P.
      I.R.S. Identification Nos. Of Above Persons (entities only):   13-3594570
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2.    Check the Appropriate Box if a Member of a Group*
           (a) ___                   (b) ___
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3.    SEC Use Only
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4.    Citizenship or Place of Organization:   Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With:       5.  Sole Voting Power           54,960*
                                            ------------------------------------
                                        6.  Shared Voting Power              0
                                            ------------------------------------
                                        7.  Sole Dispositive Power      54,960*
                                            ------------------------------------
                                        8.  Shared Dispositive Power         0
                                            ------------------------------------
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:   54,960*
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10.   Check if  the  Aggregate Amount in  Row (9) Excludes  Certain Shares  (See
      Instructions):  N/A
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11.   Percent of Class Represented by Amount in Row (9):  5.2%*
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12.    Type of Reporting Person (See Instructions):  PN
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* As of December 12, 2007 (the "Reporting Date"),  31,660 shares of AF Financial
Group common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), 16,300 shares of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional") and 7,000 shares of the Common Stock are owned by Jeffrey S. Halis. Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional. Mr. Halis is the manager of Jeffrey Management, L.P., the general partner of Tyndall Capital Partners, L.P., and he possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Tyndall and Tyndall Institutional.

Item 1(a).   Name Of Issuer.  AF Financial Group

Item 1(b).   Address of Issuer's Principal Executive Offices:
             21 East Ashe Street, West Jefferson, North Carolina  28694


Item 2(a).   Name of Person Filing:  Tyndall Capital Partners, L.P.

Item 2(b).   Address of Principal Business Office or, if none, Residence:
             599 Lexington Avenue, Suite 4100, New York, New York  10022

Item 2(c).   Citizenship:  Delaware

Item 2(d). Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e).   CUSIP Number:  001046101


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

             Not Applicable.


Item 4.      Ownership.*

         (a)  Amount beneficially owned (as of December 12, 2007)       54,960*

         (b)  Percent of Class (as of December 12, 2007)                  5.2%*

         (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:             54,960*

            (ii)  Shared power to vote or to direct the vote:                0

           (iii)  Sole power to dispose or to direct the
                  disposition of:                                       54,960*

            (iv)  Shared power to dispose or to direct the
                  disposition of:                                            0



______________________
* As of December 12, 2007 (the "Reporting Date"), 31,660 shares of AF Financial Group common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), 16,300 shares of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional") and 7,000 shares of the Common Stock are owned by Jeffrey S. Halis. Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional. Mr. Halis is the manager of Jeffrey Management, L.P., the general partner of Tyndall Capital Partners, L.P., and he possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Tyndall and Tyndall Institutional.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 December 21, 2007

                                                 TYNDALL CAPITAL PARTNERS, L.P.

                                                 By:  JEFFREY MANAGEMENT, LLC,
                                                      its general partner


                                                     /s/ Jeffrey S. Halis
                                                 By:----------------------------
                                                     Jeffrey S. Halis, Manager



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)